02050649

1-15146

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

12 August 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Notice of Results
Released	13:53 1 Aug 2002
Number	4365Z

IMMEDIATE **1 August 2002**

Royal & SunAlliance Notice of Interim Results

Royal & SunAlliance hereby give notice that their Interim results will be announced on Thursday 8 August at 7am. A briefing to analysts will take place at the Group's worldwide head office, 30 Berkeley Square, London at 1pm and can be accessed live via the company website (www.royalsunalliance.com). For subscribing fund managers the meeting can also be viewed via the RAW Financial Network.

An indexed version of the presentation will be available on the website and on RAW shortly after the meeting finishes.

--ENDS--

END

Full Text Announcement

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Completion of Disposal
Released	12:48 6 Aug 2002
Number	6133Z

IMMEDIATE **6 August 2002**

Royal & SunAlliance re Completion of Disposal

Royal & SunAlliance confirm that the disposal of their Isle of Man operation, announced on 11 June has now completed. The transaction completed on originally announced terms.

--ENDS--

END

Company website

Full Text Announcement

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Supplementary Information
Released	07:00 8 Aug 2002
Number	7050Z

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION A

SUPPLEMENTARY INFORMATION

CONTENTS

SUPPLEMENTARY ACCOUNTING INFORMATION

PROFIT & LOSS ACCOUNT AND BALANCE SHEET

The following issues relate to the Group's profit & loss account and balance sheet:

Longer Term Rate of Return
The Group includes the longer term rate of return on investments backing general business technical provisions and capital in determining operating profit (based on LTIR). This treatment is in accordance with the Association of British Insurers Statement of Recommended Practice (ABI SORP). The longer term rate of return is determined in order to ensure that over time the long run basis recognises the aggregate of the actual investment return.

The basis of calculating the longer term rate of return has changed over 2001 to reflect the new investment policy, as outlined below. The general business result (based on LTIR) of £232m is calculated assuming pre tax returns of 6% on fixed interest securities and 9% on equities and assuming that investments have been held throughout the period according to the investment policy.

The longer term investment return included within the Group operating result (based on LTIR) is based on a normalised value of investments. This adjustment to the value of the investments on which the longer term return is calculated ensures that the return is both stable and sustainable. The normalisation adjustment is based on longer term yield assumptions and produces an effective return as follows:

	Stated longer term return	Effective return 6 months 2002	Effective return 6 months 2001
Equities	9%	11.1%	9.4%
Fixed interest	6%	5.7%	5.7%

The difference between the stated returns credited to the general business result (based on LTIR) and the above effective returns is included in other activities. Also included in other activities is the difference in investment return on the actual investments held throughout the period, compared to that specified by the investment policy.

The aggregate investment return at 30 June 2002 recognised on the longer term basis since 1994 amounts to £9.4bn and the total actual investment return for this period is £10.0bn.

New Investment Policy
Before 2002 the Group's investment policy was to hold sufficient equities to back the risk based capital plus 5% of technical provisions with the balance of technical provisions, net of working capital, being supported by fixed interest securities.

Following a review of the risk based capital requirement announced with the 2001 nine month results, we have changed our investment policy and reduced our exposure to equity investments to 37.5% of risk based capital. In the fourth quarter of 2001 we sold approximately £650m of equities and took derivative protection for approximately £1.2bn. In the first half of 2002, we have reduced our net exposure to equities by a further £600m. During the remainder of the year we will continue to reduce our exposure to equity investments to bring the actual holding in line with the new investment policy.

Dated Loan Capital
The dated loan capital raised by the Group has been reflected as a separate element of capital resources in the balance sheet. This classification gives proper recognition to the terms of the dated loan capital, which make it akin to capital finance. In order to achieve consistency with the other sources of capital, the cost of servicing this debt is reflected as a financing item, and is not deducted in arriving at Group operating result (based on LTIR). Similarly, the cash flow statement reflects amounts associated with the dated loan capital as financing cash flows. Dated loan capital has increased by £5m since the beginning of the year due to foreign exchange movements.

Goodwill
Purchased goodwill has been capitalised and is being amortised over its expected useful economic life, but not exceeding 20 years. Amortisation for the six months to 30 June 2002 is £35m. An appraisal of the value of goodwill carried on the Group's balance sheet has been made resulting in a writedown of £150m in the US which has been charged to Group operating profit.

Goodwill on Acquisition of Claims Provisions
The fair value of claims provisions relating to the businesses acquired has been established after making allowance for future investment income as required by the ABI SORP. The discount, being the difference between the fair value and the undiscounted value of the claims provisions, has been capitalised as goodwill in acquired claims provisions. It is being amortised to profit & loss over the expected run off period of the related claims. Amortisation for the six months to 30 June 2002 is £13m.

Taxation Charge
The tax credit is low in relation to the loss on ordinary activities before tax mainly due to the amortisation and impairment of goodwill and the amortisation of goodwill in acquired claims provisions, neither of which are deductible for tax.

Shareholders' Interest in Life Business

	Shareholders' Funds & Accrued Interests £m	Embedded Value of Life Profits £m	Total £m
UK			
Phoenix/Unit linked	222	642	864
With profits	311	291	602
Total UK	533	933	1,466
Scandinavia	270	2	272
Isle of Man (sold)	56	54	110
Chile	105	49	154
Australasia	196	85	281
Benelux (sold)	16	13	29
Other	29	10	39
Total overseas	672	213	885
	1,205	1,146	2,351

The shareholders' funds and accrued interests represent the Group's net assets attributable to life operations excluding the present value of in force business (embedded value). It comprises the shareholders' funds of the life companies plus the interest in life funds that is recognised under modified statutory principles.

The Isle of Man and Benelux operations have been sold since 30 June 2002. The UK group risk business has also been sold. The impact of these transactions has not been reflected in the above table, nor has the proposed transfer of the UK unit linked funds into the Phoenix fund.

Embedded Value

UK Assumptions	30 June 2002 %	30 June 2001 %	31 December 2001 %
Investment returns			
Equities	7.51	7.78	7.54
Fixed interest	5.01	5.28	5.04
Discount rate	7.50	7.70	7.50

The discount rate is calculated as the fixed interest rate net of tax plus a risk margin of 4%. The equities investment return is calculated as the fixed interest rate plus 2.5%.

Impact of Foreign Exchange on Quarterly Movements
Our accounting policy is to translate the results of businesses denominated in foreign currencies into sterling at period end rates. The quarterly movement reported in the statistical analysis is the difference between the current result at the latest period end rate and the previous quarter's result at the period end rate at that date. The quarterly movement therefore includes the exchange impact of the restatement of the previous period end results at the latest period end rates of exchange.

Exchange Rates

	30 June 2002	30 June 2001	31 December 2001
US Dollar	1.52	1.41	1.46
Canadian Dollar	2.32	2.13	2.32
Danish Kroner	11.46	12.37	12.15
Australian Dollar	2.71	2.77	2.84

RISK BASED CAPITAL

The capital available to support general business of £3,093m compares with a projected requirement of around £3,200m. This requirement is calculated by assuming the annualised value of net written premium at the end of the year will be around £8bn. This is estimated after deducting expected disposals and reinsurances. The Group's risk based capital requirement of 40% is then applied to this projection.

Any projection of net written premium and capital requirement is subject to variation in the light of market conditions and other factors and is regularly monitored.

Required capital compares with actual risk based capital as follows:

	2002 £m
Available capital	
Total capital, reserves and dated loan capital at 30 June 2002	5,316
Add: Equalisation provisions (taxed)	238
Add: Estimate for write back of SSAP 24 liability	42
Less: Goodwill	(902)
Adjusted capital	**4,694**
Less:	
Capital attributed to life operations	(2,351)
Capital required for disposed & discontinued operations	(50)
Add: Capital scheduled to be released (see next page)	800
Capital available to meet general insurance requirements	**3,093**
General business capital requirement at end 2002	**3,200**

General Insurance Requirements for 2002
The capital position shown above compares the actual capital at 30 June 2002 with the projected requirement at the end of 2002. The actual capital comprises the published position, adjusted by excluding intangible items such as goodwill. The total shareholders' interest in life is then deducted. The shareholders' interest in life is analysed on the previous page of this release. It comprises both the embedded value of future profits and shareholders' funds of life companies. It does not represent the capital requirements of the life operations, however, for prudence, the whole amount is deducted from available capital and only recognised to support the general business where there are clear plans for its release.

The total capital release in 2002 is shown as £800m. This has been previously reported. To date in 2002 the following have been announced:

	Capital Release £m
Sale of UK asset management operation	205
Sale of Benelux operation	30
Sale of Isle of Man operation	140
Sale of group risk and planned release of Phoenix surplus by transfer of unit linked	250
Planned further release from UK Life by reinsurance/securitisation	100
	725

There are further disposals in the course of being negotiated that are expected to produce a capital release of more than the balance of £75m. The total capital release will be amended as these are announced.

The indicated shortfall of £107m will vary over time, in particular with movements in equity markets. There are a number of additional actions in hand to manage this position, which are summarised in the main press release on page 3.

RATING MOVEMENTS

Rate movements being achieved for risks renewing in June 2002 versus comparable risks renewing in June 2001 were as follows:

	Personal		Commercial		
	Motor %	**Household** %	**Motor** %	**Liability** %	**Property** %
UK	5	5	11	65	43
USA	11	9	29	21	42
Canada	10	4	25	26	26
Scandinavia	12	3	15	10	0
Australia	7	10	1	62	53

ESTIMATION TECHNIQUES, UNCERTAINTIES, COMMITMENTS AND CONTINGENCIES (FRS 18)

The following is an update of the matters discussed in note 46 to the Annual Report & Accounts 2001 pursuant to FRS 18

World Trade Center
The estimated cost of the insurance losses associated with the tragic terrorist action of September 11, net of expected reinsurance recoveries, is £275m. This is an unprecedented event, which still has many unresolved issues in respect of both the gross loss and the consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of claims, including business interruption losses. Most major exposures have now been reserved to policy limits. The estimate continues to be based on the assumption that the industry position, that the destruction of the World Trade Center towers constitutes one event rather than two, is correct. However, this is subject to litigation in the Unites States and, as a consequence, there is uncertainty as to the eventual decision. The final cost may be different from the current estimate due to the uncertainties outlined above.

UK Regulation
Effective in November 2001, the Financial Services Authority (FSA) assumed overall responsibility for regulating the financial serviced business in the UK, including insurance. The Group and its UK insurance subsidiaries regularly hold discussions with the FSA covering a wide variety of issues some of which are applicable to the industry and some to individual companies within the Group. Some issues including potential misselling of regulated life products, treatment of life guaranteed annuity options, the implementation of the EU Groups Directive and its interrelationship with the overall capital position of the Group may have financial consequences. Such financial consequences could include the provisions of financial support for subsidiaries, changes in the calculation of policyholder liabilities, and possible penalties imposed by the FSA for breaches of its rules by subsidiaries. It is not possible to reliably estimate the extent or probability of these outcomes. Based on the information currently available the Group does not believe that it is probable that any financial consequences will be material to its financial position as a whole.

Contingent Loan Finance
The solvency of the UK Life funds is sensitive to changes in investment conditions. Arrangements have been put in place in respect of both the UK with profit life funds whereby the shareholders can provide them with loan finance. Such loan finance, which is interest bearing, is repayable by the with profits funds provided their statutory solvency exceeds a preset level of £50m each. At 30 June 2002 the loan finance advanced to the life funds was repayable in full.

Other
The Group, in common with the insurance industry in general, is subject to litigation in the normal course of its business. Management does not believe that any pending or threatened litigation or dispute will have a material adverse effect on its financial position, although there can be no assurance that losses resulting from any pending or threatened litigation or dispute will not materially affect the Group's result of operations or cash flows for any period.

Following the decision to cease renewing existing business in the Group's US based Financial Enhancement unit, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools, primarily truck driving schools in the US. In June and July 2002, a US subsidiary filed lawsuits seeking, among other things, rescission of these policies in response to a systematic pattern of fraud, misrepresentation and cover up by various parties.

As the lawsuits seek rescission of the policies, all financial accounting entries associated with the transactions have now been reversed. In the event the lawsuits do not result in complete rescission of all applicable credit risk insurance policies, any losses on the student loan portfolio, which has a face amount of approximately $600m, will be reduced by reinsurance, recoveries from the original borrowers on the defaulted loans and any remaining reserves established under the loan programmes. Any losses may be further offset by recoveries from other third parties. The ultimate outcome of the suit is necessarily uncertain. However, based on our current knowledge of the circumstances and the range of other actions available to the Group to manage any insurance exposure, management believes that these credit risk insurance policies will not have a material adverse effect on the financial position of the Group. Nevertheless, there can be no guarantee that the above mentioned factors, including the outcome of the lawsuit, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrowers under the loan programme and/or the transactions reserves for defaults will be resolved in favour of the Group.

In July 2002, MBIA Insurance Corporation and Wells Fargo Bank Minnesota, NA, filed suit against the US subsidiary seeking to enforce the credit risk insurance policies that the US subsidiary previously sued to rescind and a claim for a punitive damages. MBIA insures eight securitisations that were collateralised by the student loans and Wells Fargo is the trustee. We intend to vigorously defend this lawsuit.

CONSOLIDATED PROFIT & LOSS ACCOUNT – STATUTORY BASIS

	6 Months 2002 (unaudited) £m	Restated 6 Months 2001 (unaudited) £m
Balance on the technical account for general business (excluding investment return allocated to the general business technical account)	**(290)**	(333)
Balance on life business technical account gross of tax (excluding investment return allocated from the long term business technical account)	**80**	96
Investment income	**481**	503
Interest on dated loan capital	**(26)**	(28)
Unrealised losses on investments	**(352)**	(466)
Loss from non-insurance activities	**(9)**	(19)
Central expenses	**(18)**	(19)
Amortisation of goodwill	**(35)**	(29)
Goodwill writedown	**(150)**	-
	(319)	(295)
Total Group operating loss	**(319)**	(317)
Share of results of associated undertakings	**-**	22
	(319)	(295)
Loss on disposal of subsidiaries	**-**	(128)
Loss on ordinary activities before tax	**(319)**	(423)
Tax on loss on ordinary activities	**28**	83
Loss on ordinary activities after tax	**(291)**	(340)
Attributable to equity minority interests	**16**	4
Loss for the period attributable to shareholders	**(275)**	(336)
Cost of preference dividend	**(5)**	(5)
Cost of ordinary dividend	**(57)**	(126)
Transfer from retained profits	**(337)**	(467)
Earnings per ordinary share	**(19.6)p**	(24.0)p
Diluted earnings per ordinary share	**(19.6)p**	(24.0)p

RECONCILIATION OF PROFIT & LOSS ACCOUNT

SIX MONTHS TO 30 JUNE 2002

			General business result £m	Life business result £m	Other activities £m	Interest on dated loan capital £m	Amortisation of goodwill / PVIF £m	Other items £m	Short term investment fluctuations £m
Underwriting loss	(234)		(234)						
Reorganisation costs	(7)							(7)	
Amortisation of goodwill in acquired claims provisions	(13)						(13)		
Equalisation provisions	(9)							(9)	
		(263)	(234)				(13)	(16)	

Unwind of discount in respect of claims outstanding		(27)	(27)						
		(290)	(261)				(13)	(16)	
Life technical result	87			87					
Amortisation of PVIF	(7)						(7)		
		80		87			(7)		
Gross investment income	394								
Realised gains	135								
		529	493	17	40			(2)	(19)
Investment expenses and loan interest		(50)			(50)				
Income from associates		2			2				
Investment income		481	493	17	(8)			(2)	(19)
Interest on dated loan capital		(26)				(26)			
Unrealised losses		(352)							(352)
Loss from non-insurance activities		(9)			(9)				
Central expenses		(18)			(18)				
Amortisation of goodwill		(35)					(35)		
Goodwill writedown		(150)					(150)		
		(319)	232	104	(35)	(26)	(205)	(18)	(371)

RECONCILIATION OF PROFIT & LOSS ACCOUNT

SIX MONTHS TO 30 JUNE 2001 (Restated)

			General business result £m	Life business result £m	Other activities £m	Interest on dated loan capital £m	Amortisation of goodwill / PVIF £m	Other items £m	Short term investment fluctuations £m
Underwriting loss	(222)		(222)						
Reorganisation costs	(41)							(41)	
Amortisation of goodwill in acquired claims provisions	(19)						(19)		
Equalisation provisions	(30)							(30)	
		(312)	(222)				(19)	(71)	
Unwind of discount in respect of claims outstanding		(21)	(21)						
		(333)	(243)				(19)	(71)	
Life technical result	102			102					
Amortisation of PVIF	(6)						(6)		
		96		102			(6)		
Gross investment income	426								

Realised gains	92							
	518	578		(23)				(37)
Investment expenses and loan interest	(29)			(29)				
Income from associates	14			14				
Investment income	503	578		(38)				(37)
Interest on dated loan capital	(28)				(28)			
Unrealised losses	(466)							(466)
Loss from non-insurance activities	(19)			(14)			(5)	
Central expenses	(19)			(19)				
Amortisation of goodwill	(29)					(29)		
	(295)	335	102	(71)	(28)	(54)	(76)	(503)

DETAILED BUSINESS REVIEWS

UNITED KINGDOM

PERSONAL	**2002 £m**	2001 £m
General business net premiums written	**852**	843
General business result (based on longer term investment return)	**8**	59
Operating ratio	**106.1%**	102.7%
Life business net premiums written	**625**	980
Life business result	**56**	70

General

- Personal lines net written premiums grew 10%, excluding the effects of the quota share, with household up 9% and motor by 13%.
- At the half year the effects of the poor underlying weather conditions reported in the household account at the first quarter, along with higher levels of isolated flooding and water ingress claims throughout the six months, gave rise to an adverse variance to 2001 half year on weather related claims of £49m.
- Improved claims experience led to the £7m underwriting improvement in the motor account.
- Health and travel within personal other continue to perform strongly.
- Our direct operation MORE TH>N continues to perform well taking account of the marketing needed to build the new brand.

Life

- These figures reflect our decision to withdraw from writing with profits business, which has obviously had an impact on new business sales. Difficult investment markets generally have also affected life sales. We have today announced the outcome of our UK Life review and the consequent closure to new business of our other life funds.

- Our group risk business continued to perform well with sales of £123m in the six months, enabling us to announce the sale of this operation to Canada Life on the 29 July 2002.

- The first half life profit contribution at £56m reflects the weaker position of investment markets.

UNITED KINGDOM

COMMERCIAL	2002 £m	Restated2001 £m
General business net premiums written	**965**	841
General business result (based on longer term investment return)	**123**	56
Operating ratio	**98.3%**	109.1%

- Excluding the effects of the Group's quota share treaty, the UK commercial business grew by 26% as a result of continued firm underwriting and rating action. It also reflected the £46m contribution from the transfer of global & risk managed business from EMEA in the first quarter.

- The particularly strong growth in the property and casualty lines of business has continued. Net written premiums increased by 51% and 36% respectively, excluding the quota share.

- Following an extended period of substantial rate increases in commercial motor, lower rating increases are now being applied and consequently the level of premium increase is more moderate. The account still grew by 13% before the effects of the quota share.

- The commercial account made an underwriting profit in both the second quarter and in the half year overall.

- The commercial property result is particularly pleasing producing an underwriting profit of £35m.

- Commercial casualty improved by £12m largely as a result of rating and underwriting actions.

- Despite £10m of large losses in the second quarter the commercial motor account performed well making an underwriting profit for the six months.

EUROPE, MIDDLE EAST & AFRICA

PERSONAL	2002 £m	2001 Adjusted £m	2001 Original £m
General business net premiums written	**491**	531	492
General business result (based on longer term investment return)	**17**		58
Operating ratio	**106.3%**		100.7%
Life business net premiums written	**352**	360	347
Life business result	**12**	11	9

General

- Overall the net written premium for the personal lines in Europe, Middle East & Africa was down by some £40m but this decrease is more than accounted for by the sale of our Spanish and Portuguese operations in 2001 and the quota share treaty. Excluding these items underlying growth was 12%.

- The Scandinavian personal lines operations grew by 17%, excluding the quota share, partly from rating activity but largely as a result of the acquisition of Trekroner in Denmark and Balta in Latvia.

- The Scandinavian personal lines underwriting result was affected in the first quarter by the poor weather conditions. The result for the second quarter is much stronger.

- The Irish result was affected by the winter storms and some reserve strengthening due to the continued effects of inflation, in the second quarter there was a £2m worsening of the underwriting result leading to the result at the half year being £7m worse than 2001.

Life

- In APE terms, life sales decreased by 18% (13% restated for the Spanish disposal) over 2001 mainly due to a fall in regular premium business.

- The result for the Region has improved despite the sale of the Spanish business and development costs for a number of operations.

EUROPE, MIDDLE EAST & AFRICA

COMMERCIAL	2002 £m	2001 Adjusted £m	2001 Original £m
General business net premiums written	**453**	401	374
General business result (based on longer term investment return)	**23**		11
Operating ratio	**101.8%**		107.5%

- Scandinavian commercial net written premiums continued to see strong growth largely due to the rating increases, up by £85m excluding the quota share treaty. £23m of this increase was as a result of the acquisition in Sweden of the Folksam and Zurich books of business.

- The German commercial operation continues to apply rating increases but has seen higher lapse rates as a result. In addition, there was a portfolio transfer to the UK operation in the first quarter.

- The Irish net written premium grew by £16m as a result of their continued strong rating activity.

- The Scandinavian underwriting result, while still £2m worse than last year, has recovered strongly during the second quarter from the impacts of a number of large fires and winter storms reported earlier in the year.

- The Irish commercial result is showing signs of improvement on current year writings although this was off-set by some strengthening of prior year liability reserves.

AMERICAS – UNITED STATES

PERSONAL	**2002** **£m**	2001 Adjusted £m	2001 Original £m
General business net premiums written	**256**	281	303
General business result (based on longer term investment return)	**25**		14
Operating ratio	**97.1%**		103.4%

- Our early action to put through rating increases in both household and automobile accounts has led to an overall reduction in policy numbers but flat net written premium, before the effect of the quota share.

- Overall the underwriting and rating improvements, together with the absence of catastrophe losses produced a £16m improvement, to achieve a £7m underwriting profit.

- Specifically for motor rating increases gave rise to a £10m improvement to produce an underwriting profit.

AMERICAS – UNITED STATES

COMMERCIAL	**2002** **£m**	2001 Adjusted £m	Restated2001 Original £m
General business net premiums written	**747**	841	906
General business result (based on longer term investment return)	**(3)**		77
Operating ratio	**116.4%**		104.7%

- Total US commercial net written premiums were lower despite substantial rating increases being implemented. This was partially due to a charge of £83m with regard to the Group's quota share but also the one-off additional premium earned in 2001 which adjusted workers' compensation premiums arising from the change in the method of booking written premium. Excluding this and the quota share the underlying growth was 5%.

- The very strong rating increases in the property book have been masked by the quota share treaty and the write back of £22m premium on contracts which have been voided back to inception (see reference on page A5).

- Rating improvements in both commercial packages and automobile gave rise to net written premium increases of 26% in both accounts, excluding the quota share.

- The first half 2001 figures for workers' compensation benefited from strong year end premium adjustments, based on payroll declarations as well as the adjustment for the Orion book. To the half year we have seen an increased number of lapses as we drive through rating increases. Additionally there was a one-off account adjustment of £13m for US involuntary pool business.

- The commercial property result improved by £27m following underwriting actions and after the deduction of £17m of earned premium for contracts which have been voided back to the inception (see reference on page A5).

- The underwriting result for commercial packages was adversely affected by the £66m increase in reserves for losses originating from the World Trade Center incident, although this was partially off-set by rate driven improvements.

- In the workers' compensation account, while 2001 and more particularly 2002 are showing improvement, with significant reduction in claims frequency, there has been some deterioration in claims run-off in prior year accounts (£14m) and involuntary pools (£5m).

- General liability continues to show some deterioration due in the most part to two large losses advised in the first quarter. While there were no credit risk losses in the half year, there continues to be a credit risk exposure in current market conditions.

AMERICAS – CANADA

PERSONAL	2002 £m	2001 Adjusted £m	2001 Original £m
General business net premiums written	**172**	180	195
General business result (based on longer term investment return)	**-**		6
Operating ratio	**108.9%**		103.6%
Life business net premiums written	**-**	81	88
Life business result	**-**	-	-

- Excluding the quota share treaty, the Canadian personal lines net written premium grew by £12m or 7%. This was driven by strong rating increases, the acquisition of Kemper contributed £7m and we also saw good growth from the Johnson Corporation and our Agilon agency.
- The absence of large losses and better weather conditions led to a £5m improvement in the underwriting result for the household account.
- We have continued to see worsening of the underwriting result for personal automobile, deteriorating by £8m. This account, particularly in Ontario, has required reserve strengthening of £6m due to the worsening of bodily injury liability claims. The reserve movement accounted for all of the deterioration over prior year. However, there has been significant rating action undertaken and there is increasing evidence that the Canadian insurance market is hardening. As premiums are earned, this will begin to be reflected in our results.

COMMERCIAL	2002 £m	2001 Adjusted £m	2001 Original £m
General business net premiums written	**103**	105	115
General business result (based on longer term investment return)	**(1)**		11
Operating ratio	**113.6%**		104.9%

- Excluding the charge for the Group's quota share treaty net written premiums grew by 7%.
- Rating increases in the property and liability accounts were more than offset by increased reinsurance costs and higher lapse rates.
- Commercial motor premiums showed the effects of applied rating increases growing 16% excluding the quota share.
- The property underwriting result improved by £2m as a result of more normal weather conditions and also the absence of large losses.
- The commercial auto result suffered from some large losses and, in addition, this account has required some £2m reserve strengthening due to the worsening of bodily injury liability claims. Rating increases have yet to be fully earned and will consequently take time to be seen in this result.
- General liability claims worsened by £3m as a result of prior year claims reserving.

AMERICAS – LATIN AMERICA & CARIBBEAN

PERSONAL	2002 £m	2001 Adjusted £m	2001 Original £m
General business net premiums written	**45**	38	59
General business result (based on longer term investment return)	**4**		3
Operating ratio	**102.4%**		101.5%
Life business net premiums written	**62**	43	51
Life business result	**7**	6	7

General

- Continued growth in personal lines net written premiums was largely due to the acquisitions in Brazil and Mexico and to rating actions. This was partly offset by reductions in Argentina and Venezuela arising from general economic conditions locally.

- The personal insurance underwriting result has been influenced by the change of portfolio mix due to acquisitions in Brazil and Mexico.

Life

- New single premiums are flat on 2001. Given economic conditions in Chile we have deliberately reduced our sales of annuity products. The first half reduction in Chile has been offset by growth from our acquisition in Mexico and strong growth in our Colombian subsidiary.

- New annual premiums are up by 52% primarily due to the Mexican acquisition.

- The life result is in line with the first half of 2001.

COMMERCIAL	2002 £m	2001 Adjusted £m	2001 Original £m
General business net premiums written	**77**	51	62
General business result (based on longer term investment return)	**7**		1
Operating ratio	**96.9%**		105.5%

- Net written premiums grew 50%, due to the acquisitions in Brazil and Mexico and to rating action generally.

- The underwriting result continues to improve significantly with the combined ratio now being 96.9% (2001:105.5%) due to a combination of portfolio improvements, and strong rating increases.

ASIA PACIFIC

PERSONAL	2002 £m	2001 Adjusted £m	2001 Original £m
General business net premiums written	**268**	227	223
General business result (based on longer term investment return)	**25**		26
Operating ratio	**98.6%**		97.6%
Life business net premiums written	**103**	108	104
Life business result	**29**	16	16

General

- Excluding the quota share treaty, the Asia Pacific personal lines net written premium grew by 28%. We continue to see a strong performance from our Australian direct motor underwriter, AAMI, which achieved both rate and volume growth.
- The Australian personal lines continues to show an underwriting profit, the combined ratio improving to 96.4% (2001: 97.2%) with a strong performance from the mortgage indemnity business.

Life

- In Australia, overall new business remains flat, however term assurance and group life business has seen good growth. Sales of retail investments through Tyndall have increased by 70%.
- In New Zealand, overall new business is down on 2001. This is primarily as a result of the withdrawal of the Guardian range of products and difficult investment market conditions.
- The life business result has improved for the Region overall as a result of remedial actions taken on Australian term and disability businesses and favourable review of valuation assumptions.

COMMERCIAL	2002 £m	2001 Adjusted £m	2001 Original £m
General business net premiums written	**146**	128	126
General business result (based on longer term investment return)	**16**		12
Operating ratio	**101.7%**		103.7%

- Excluding the quota share treaty, the Asia Pacific commercial lines written premium grew by 20%. We are therefore continuing to see underlying strong premium growth due to significant rate increases.
- The Australian commercial underwriting result improved by £6m and produced a 99.7% combined ratio (2001:109.2%).
- New Zealand's underwriting result improved by £3m partly as a result of a £2m release from the positive run-off of the Workers' Compensation reserves.
- Commercial other shows the effects of the one off large loss in Indonesia of £3m from the first quarter and one large loss in Korea of £7m.

GROUP REINSURANCES

	2002 £m	2001 £m
General business net premiums written	**2**	-
Underwriting result	**-**	-
General business result (based on longer term investment return)	**(12)**	1

- The Group reinsurances underwriting result reflects the cost of the centrally placed Group event covers and the result of internal reinsurances.

END

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Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Statistical Analysis
Released	07:00 8 Aug 2002
Number	7058Z

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION B

STATISTICAL ANALYSIS

CONTENTS

TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

SIX MONTHS TO 30 JUNE

	Net Premiums Written			
	2002	2001 Adjusted	2001	Currency Inc/dec
	£m	£m	£m	%
United Kingdom	**1,817**	1,684	1,684	8
Europe, Middle East & Africa	**944**	932	866	1
Americas	**1,400**	1,496	1,640	(6)
Asia Pacific	**414**	355	349	17
Group Reinsurance	**2**	-	-	245
	4,577	4,467	4,539	2
Less: Quota Share Portfolio Transfer (see note 5 on page 11 of the press release)	**(309)**			
	4,268			

	Underwriting Result			Operating Ratio	
	2002	2001 Adjusted	2001	**2002**	2001
	£m	£m	£m		%
United Kingdom	**(53)**	(97)	(97)	**102.1**	105.6
Europe, Middle East & Africa	**(53)**	(40)	(37)	**104.2**	103.4
Americas	**(129)**	(81)	(87)	**110.0**	104.4
Asia Pacific	**1**	(1)	(1)	**99.7**	99.8
Group Reinsurance	**-**	-	-		
	(234)	(219)	(222)	**104.6**	104.3
Equalisation provision	**(9)**	(30)	(30)		
Reorganisation costs & goodwill (refer to A7 and A8)	**(20)**	(60)	(60)		
	(263)	(309)	(312)		

Underwriting result as above	**(234)**	
Less: World Trade Center	**(66)**	
	(168)	**103.0**

<TD style="BORDER-RIGHT: medium none; PADDING-RIGHT: 5.4pt; BORDER-TOP: window

	General Business Result (based on LTIR)	
		Restated
	2002 £m	2001 £m
United Kingdom	**131**	115
Europe, Middle East & Africa	**40**	69
Americas	**32**	112
Asia Pacific	**41**	38
Group Reinsurance	**(12)**	1

Full Text Announcement

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Interim Results-Replacement
Released	10:46 8 Aug 2002
Number	7160Z

This announcement replaces the interim results announcement at 7:00 under RNS number 7048z. In the interim dividend paragraph the date of 23 October 2002 should have read 25 October 2002. All other details remain unchanged the full amended text appears below.

8 August 2002

INTERIM RESULTS 2002

RESULTS : strong overall general insurance results offset investment and UK life decline

- **Group operating result[1] £301m; £367m before £66m additional World Trade Center provision (2001 restated : £366m)**
- **Underwriting result[2] improves by nearly 25%, helping offset lower investment returns**
- **First half combined ratio improves to 103.0%[2] (2001 : 104.3%, 2000 : 107.6%); second quarter achieves 102.1%[2]**
- **Underlying growth of 15% in general insurance premiums, driven by worldwide rate increases**
- **Shareholders' funds £4,129m (2001 restated : £4,691m), net asset value per share[3] 295p (2001 restated : 340p), reflecting investment declines**
- **Interim dividend 4.0p per share**

UK LIFE : review of operations complete

- **Shift in focus of UK business towards general insurance and away from life insurance nears completion**
- **Closing remaining funds to new business; reshaped Life business to focus on existing customers**

CAPITAL RELEASE : near £800m; on track to meet target

- **UK Life actions to free £350m of capital; added to 2002 disposals (£452m of proceeds and £375m of capital) brings Group near target at £725m**
- **Further actions intended to secure capital to fund strong general insurance growth**

1. Based on longer term investment return (LTIR). For more details see note 2 on page 10
2. Excluding World Trade Center charge
3. Adding back equalisation provisions

Bob Mendelsohn, Group Chief Executive, Royal & SunAlliance said,

"This is a positive performance in the face of highly volatile investment markets and underlines the continued improvement in our core businesses. The planned release of capital from our UK Life business and from earlier disposals brings us close to achieving our £800m capital target."

Important Disclaimer

For further information:
Malcolm Gilbert, DL +44 (0)20 7569 6138
Director Communications

BUSINESS OVERVIEW

Group Operating Result*

The Group operating result* was £301m (2001 restated^ : £366m). Excluding the £66m impact of the WTC this matches the result for the first half of 2001.

The Group combined operating ratio on general business for the first half of 2002 (ex WTC) improved to 103.0%, from 104.3% in the first half of 2001, 107.6% in the first half of 2000 and 108.0% in the first half of 1999, reflecting continuing good performances, in particular across our commercial and direct personal lines of business. Including the World Trade Center development, the combined ratio for the first half of 2002 was 104.6%.

Bob Mendelsohn, Group Chief Executive, commented,

"The first half of 2002 sawperiods of extreme volatility in stock markets around the globe. This has been even more marked since the end of June. This has hit the insurance sector in the UK particularly hard, especially the life companies, a large part of whose assets are in equities. Plainly we were not immune to those forces, and the decline in our shareholders' funds to £4,129m from £4,691m at year end is largely a function of investment markets. With the further falls in equities since then, our current estimate of shareholders' funds, at a FTSE All Share level of 1,975 and a US $ exchange rate of 1.57, is £4,095m or 292p per share. It would have been worse had we not taken the actions that we have over the last few years to reduce the potential effect of market turmoil. We began selling equities in 1998 in both our general and life funds and since then have disposed of some £10bn, of which £4bn was in the general funds, with the proceeds generally invested in fixed income securities and properties or being held in cash.

"Our other major strategic decision of the past few years has been to concentrate on general insurance rather than life insurance. Current trading conditions in major areas of general insurance worldwide continue to be favourable, and I believe we have the opportunity to produce returns on invested capital in these areas well in excess of our targets. The pressures on our industry which produced those conditions, namely the need to recover losses from prior events, to offset the effect of rising claim costs due to the 'compensation culture' and to repair balance sheets damaged by the investment markets, do not look likely to diminish in the foreseeable future.

"Most of our general insurance businesses are performing well. Those that are not have aggressive plans for increasing premium rates, for moving away from problem lines of business, or for both.

"Today we announced an increase in our provision for losses from the WTC event of £66m due to developments in the size of business interruption losses reported by insureds. About a quarter of the amount is attributable to actual claims notifications and three quarters to anticipated claims developments. Most of our large exposures are now reserved to policy limits.

"We have seen good rate driven growth in our underlying premium, up 15%, excluding acquisitions. The headline net premium of £4,268m is net of our 10% quota share partnership with Munich Re (see note 5 on page 11), and compares with £4,539m at the half year 2001. The 2001 figure includes premiums from businesses we sold or discontinued later that year.

Capital Position

"We indicated at the beginning of the year that we had a programme of actions in place to release at least £800m of capital for use in our general insurance business. We have already completed the disposal of three businesses during 2002 and announced the sale of another. Together these will contribute £375m towards our target as well as reducing our capital requirement. Today we are unveiling the outcome of our UK Life review, which we anticipate will release a further £350m. Looking forward we are taking further actions to support the business:

- Moving capital from unprofitable lines of business to those that are profitable
- Disposing of operations which we do not believe can reach their targets
- Considering the renewal of our existing quota share and other reinsurance arrangements
- Continuing to remove risk from the investment portfolio by selling further equities

*See note 2 on page 10

UK Life Review

"Today our UK Life business is announcing a number of significant changes as a result of the completion of our review of the future of that business. Over the last three years we have already taken steps to rationalise this business and increase the emphasis on our general insurance business.

- At the end of 1999 we sold our Tied Agency and Direct Sales force operation
- In January 2000 we ceased the sale of endowment policies
- In December 2001 we closed our with profits funds to new business
- In April 2002 we announced the sale of our Investment Management company
- In June and July 2002 we announced the sale of our Isle of Man and group risk businesses

"The sale of group risk will improve the capital position of our Phoenix subsidiary by both the proceeds received and the solvency capital that it releases. As a result of this the non participating Phoenix fund will contain surplus assets which were previously required for solvency purposes. To release the surplus to the general business we will, subject to regulatory approval, transfer the unit linked business into the non participating Phoenix fund. This will release approximately £250m. The next step in the process, which will release a further £100m of capital, is the reinsurance of part of the embedded value of the remaining UK Life funds, which we expect to finalise before year end.

"Following the disposal of the group risk business, our UK unit linked and Phoenix funds will also close to new business. Existing customers will still be able to make increments to their policies.

"This will lead to a fundamental reshaping of the UK Life business. In its new role as manager of these closed funds it will concentrate on significantly improving efficiency. Both the annual savings and the attendant one off costs will be shared by policyholders and shareholders. We anticipate significant reductions in the expenses of our life operations over the next 18 months with a one off cost of around the same amount as the annual saving. It is regrettable but inevitable that this will involve job losses. Our UK Life business has been in discussions with the unions on the numbers and timing of these. They will release a more detailed press release on this subject later today.

"Our UK Life employees have been under immense pressure while the review has been underway with constant speculation about their future. Throughout it all they have continued to provide consistently good service to their customers and will continue to do so in the future. Their commitment and dedication during difficult times has been commendable.

Other Capital Actions

"The actions that I have already described have put us within reach of our capital release target. However, we recognise that stock market volatility and the current low level of investment markets worldwide mean that we cannot regard our pre announced capital release programme as sufficient to fund all the general insurance growth that we foresee. If markets remain down, and we want to take full advantage of our profitable growth opportunities, we will need to secure more capital. While continuing the capital raising options we have successfully pursued this year, we recognise that further progress in these areas may be insufficient given current market conditions. Accordingly we are actively considering the raising of external capital.

"More detail on the capital position is given on page A3.

Quarterly Performance

"Our general insurance operations worldwide are, for the most part, producing very strong results and we are seeing good growth in these profitable parts of our business. For example, in the second quarter

- UK commercial net written premiums up 13%, combined ratio 98.0%
- Scandinavia net written premiums up 24%, combined ratio 101.8%
- Australia net written premiums up 18%, combined ratio 93.9%
- New Zealand net written premiums up 100%, combined ratio 91.1%
- Latin America & Caribbean net written premiums up 35%, combined ratio 100.5%

"UK personal lines, some of the US long tail lines and Canada were the major exceptions to this good performance and their underlying premium growth is much lower reflecting the loss of market share arising from the strong rating actions we are taking as a response. These areas accounted for over 50% of the Group underwriting loss and we are taking all necessary actions to improve their results. Within UK personal and Canada there are also areas that did perform well, notably Johnson Corporation in Canada with a COR of 85.0% and travel and health insurances in the UK with a combined COR of 93.0%.

*See note 2 on page 10

"Despite the near 25% improvement in the underlying underwriting result our general business result* is lower than last year reflecting the reduced longer term investment return contribution and reduced capital allocated to this business. Our underlying general business result* continues to benefit from extensive underwriting and claims management actions, such as our UK geographical risk analysis tool, which enables us to underwrite for flood risks on a full postcode basis and will soon enable us to do the same for a wide variety of other perils. This is coupled with the very strong premium rate increases being achieved in most of our markets.

Dividend
"We have announced today a 4.0p dividend. In November 2001 we announced that we would rebase our dividend policy to provide further capital to reinvest in the business. While our long term policy remains unchanged, we have decided it is prudent to review the weighting of payments between the half and full year. The final dividend in any year will, of course, depend on market conditions and the Group's capital requirements at the time.

Looking Ahead
"We continue to focus on achieving a return on capital that exceeds our cost of capital by 4% through leveraging our core competencies of underwriting, and risk and claims management. We are also focusing on improving results through control of our expense base. We are continuing to see substantial upward movement in premium rates in many lines of business. The disposal and capital release programme that we have already announced will release nearly £800m of capital and there are further disposal actions in train, which will help us to take advantage of the encouraging environment in the general insurance market. We continuously monitor our projected capital position, taking into account the frequent changes in investment and insurance market conditions and have a range of alternative actions available to us in the event that markets remain at their current low levels."

OPERATIONS REVIEW

General Business Result*
The general business result* is a profit of £232m (2001 restated^ : profit £335m). The restatement of 2001 is as a consequence of the unwind of the discount in long tail claims (see note 1 on page 10). While the underwriting result, before the £66m charge for WTC, has improved by £54m, the investment return has declined as a result of our decision to reduce the general insurance capital requirement to 40% of net written premium and to assume a lower proportion of funds are invested in equities. The corollary is that the charge for the shortfall of capital, reflected in the 'other activities' line, also reduces. This negative effect on the general insurance result of £71m, masks the real improvement in underwriting, ex WTC. The effect on the return on risk based capital is neutral.

Our direct operations, particularly AAMI and AAI in Australia, have produced very strong results in the first half of 2002. In the UK, MORE TH>N continues to perform well, although this is partly offset by the marketing costs of building the new brand. Our intermediated personal lines of business have, overall, had a disappointing quarter. This has been particularly true of Canadian auto, although other broker motor accounts are also facing stiff pricing competition. We are also seeing a worldwide deterioration in bodily injury claims.

UK commercial had an excellent quarter and rating continues to be very positive. In the US, commercial property and packages operations are showing strong profit as a consequence of the significant rate increases that are being achieved. Rates for commercial property lines are continuing to increase worldwide. US liability lines continue to be the focus of remedial actions. US personal lines are performing very well and produced an underwriting profit both for the quarter and for the first half of the year. InScandinavia, both commercial and personal lines have had a particularly strong second quarter producing sub 102% combined ratios.

Life Business Result
The life business result of £104m is broadly in line with 2001. The improvement in our Australian life operations, followed strong underwriting action and rating in the risk account. This was offset by the reduction in the UK Life profit contribution to reflect the lower anticipated investment values at the end of the year. The Americas result is unchanged, despite the disposal of our life company in Canada at the end of June 2001, as Chile continues to perform well.

*See note 2 on page 10

Other Activities Result

The analysis of the other activities result is as follows:

	6 Months 2002 (unaudited) £m	6 Months 2001 (unaudited) £m
Development expenses	(8)	(13)
Other non insurance	-	-
Non insurance activities	(8)	(13)
Associates	3	4
Central expenses	(18)	(19)
Investment expenses	(14)	(13)
Loan interest	(36)	(16)
Balance of LTIR	38	(14)
Other activities result	(35)	(71)

The other activities result includes a surplus of £38m in respect of the balance of LTIR. This comprises a number of items, including a surplus representing the excess of actual equities held over those assumed in the risk based capital calculation, offset by a charge in respect of the shortfall between actual capital deployed in the general insurance business and the Group's risk based capital target of 40%. The surplus is a transitional effect which will apply until such time as we have completed our equity disposal programme.

Other Profit & Loss Movements
The largest item affecting the difference between Group operating result* and profit before tax (PBT) is short term investment fluctuations. UK accounting rules require us to reflect in PBT the full market value movement in our investment portfolio. This volatility can distort each quarter's PBT and is one of the main reasons that we use Group operating result based on the longer term investment return as our primary measure of performance. Short term investment fluctuations were a charge of £371m reflecting the poor investment market conditions during the first half.

A writedown of goodwill of £150m has been made following an appraisal of carrying value in respect of our US operations. See note 4 on page 10.

Other movements in the consolidated profit & loss account comprise amortisation of goodwill and present value of acquired in force business of £55m, charges in respect of interest on dated loan capital of £26m, the change in equalisation provisions of £9m, reorganisation costs and other items of £9m.

We now make full provision for deferred tax on a discounted basis. The underlying rate of tax on the Group operating result* is 32% (2001 : 30%).

After a tax credit of £28m and eliminating minority interests of £16m, the loss for the period attributable to shareholders was £275m (2001 restated^ : loss of £336m).

Movement in Total Capital
Total capital has decreased from £5,874m at 31 December 2001 (as adjusted for deferred tax - see note 1 on page 10) to £5,316m at 30 June 2002. The movement includes the after tax loss attributable to shareholders of £275m, ordinary dividend of £57m, preference dividend of £5m, a reduction in embedded value of £185m, an exchange movement of £42m and a decrease in minority interests of £1m. These were offset by an increase in share capital and premium of £2m. During the first half of 2002 dated loan capital has increased due to foreign exchange movements of £5m.

As announced in the first quarter, the UK embedded value has been reduced by £100m in respect of a provision to take account of the consequences of the closure of the two with profits life funds last December and the Phoenix and unit linked funds whose closure is announced today. To date this provision has not been utilised.

Net Asset Value Per Share
The net asset value per share, after adding back claims equalisation provisions, decreased to 295p (31 December 2001 restated^ : 340p). Assuming a level for the FTSE All Share of 1,975 and a US $ exchange rate of 1.57, and taking credit for the disposals now completed, this figure would be 292p.

Interim Dividend
The directors have declared an interim ordinary dividend of 4.0p per share. The dividend will be payable on 29 November 2002 to shareholders registered at the close of business on 25 October 2002. Shareholders will be offered a dividend reinvestment plan.

^ See note 1 on page 10.
* See note 2 on page 10.

CONSOLIDATED PROFIT & LOSS ACCOUNT

	6 Months 2002 (unaudited) £m	Restated 6 Months 2001 (unaudited) £m	Restated 12 Months 2001 (unaudited) £m
General business net premiums written	**4,268**	4,539	8,813
Life business net premiums written	**1,142**	1,570	2,899
General business result	**232**	335	(11)
Life business result	**104**	102	186
Other activities	**(35)**	(71)	(159)
GROUP OPERATING RESULT (based on longer term investment return) *	**301**	366	16
Amortisation of goodwill	**(35)**	(29)	(58)
Goodwill writedown	**(150)**	-	-
Amortisation of goodwill in acquired claims provisions	**(13)**	(19)	(37)
Amortisation of present value of acquired in force business	**(7)**	(6)	(13)
Interest on dated loan capital	**(26)**	(28)	(58)
Claims equalisation provisions	**(9)**	(30)	(46)
Reorganisation costs and other items	**(9)**	(46)	(97)
Group operating profit/(loss) (based on longer term investment return) *	**52**	208	(293)
Short term investment fluctuations	**(371)**	(503)	(845)
Loss on ordinary activities before exceptional items and tax	**(319)**	(295)	(1,138)
Loss on disposal of subsidiaries	**-**	(128)	(109)
Loss on ordinary activities before tax	**(319)**	(423)	(1,247)
Tax on Group operating result (based on longer term investment return) *	**(96)**	(108)	(5)
Tax on other movements	**124**	191	358
Loss on ordinary activities after tax	**(291)**	(340)	(894)
Attributable to equity minority interests	**16**	4	5
Loss for the financial year attributable to shareholders	**(275)**	(336)	(889)
Cost of preference dividend	**(5)**	(5)	(9)
Cost of ordinary dividend	**(57)**	(126)	(227)
Transfer from retained profits	**(337)**	(467)	(1,125)
Group operating earnings after tax per ordinary share (based on longer term investment return) *	**12.1p**	15.6p	(4.1)p
Earnings per ordinary share	**(19.6)p**	(24.0)p	(63.1)p
Diluted earnings per ordinary share	**(19.6)p**	(24.0)p	(63.1)p

* See Note 2 on Page 10.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	6 Months 2002 (unaudited) £m	Restated 6 Months 2001 (unaudited) £m	Restated 12 Months 2001 (unaudited) £m
Loss for the financial year attributable to shareholders	**(275)**	(336)	(889)
Movement in the value of long term business	**(185)**	(183)	(333)
Exchange	**(42)**	123	(69)
Total shareholders' consolidated recognised losses arising in the period	**(502)**	(396)	(1,291)
Prior year adjustment	**(79)**		
Total shareholders' consolidated recognised losses since 31 December 2001	**(581)**		

MOVEMENTS IN SHAREHOLDERS' FUNDS

	6 Months 2002 (unaudited) £m	Restated 6 Months 2001 (unaudited) £m	Restated 12 Months 2001 (unaudited) £m
Shareholders' funds at 1 January	**4,770**	6,463	6,463
Prior year adjustment	**(79)**	(427)	(427)
Shareholders' funds at 1 January (as restated)	**4,691**	6,036	6,036
Share capital issued and increase in share premium	**2**	4	14
Total shareholders' recognised losses	**(502)**	(396)	(1,291)
Goodwill written back	**-**	150	168
Dividends	**(62)**	(131)	(236)
Shareholders' funds at 30 June / 31 December	**4,129**	5,663	4,691

SUMMARY CONSOLIDATED BALANCE SHEET

		30 June 2002 (unaudited) £m	Restated 30 June 2001 (unaudited) £m	Restated 31 December 2001 (unaudited) £m
ASSETS				
Intangible assets		**902**	1,116	1,086
Investments				
Land and buildings		**528**	505	521
Interests in associated undertakings		**178**	297	233
Other financial investments	- equities/unit trusts	**2,816**	4,411	3,448
	- fixed interest	**10,402**	9,637	10,063
	- other	**1,597**	926	1,605
		15,521	15,776	15,870

Value of long term business	**1,146**	1,512	1,335
Total investments	**16,667**	17,288	17,205
Reinsurers' share of technical provisions	**5,340**	4,433	5,010
Debtors	**5,998**	5,466	5,932
Other assets	**918**	826	684
Prepayments and accrued income	**1,339**	1,386	1,285
Long term business policyholders' assets	**35,530**	38,820	36,216
Total assets	**66,694**	69,335	67,418
LIABILITIES			
Shareholders' funds	**4,129**	5,663	4,691
Equity minority interests in subsidiaries	**398**	409	399
Dated loan capital	**789**	790	784
Total capital, reserves and dated loan capital	**5,316**	6,862	5,874
Technical provisions	**20,776**	19,398	20,455
Equalisation provisions	**340**	313	331
Borrowings	**1,079**	547	1,081
Other liabilities	**3,653**	3,395	3,461
Long term business policyholders' liabilities	**35,530**	38,820	36,216
Total liabilities	**66,694**	69,335	67,418
Shareholders' interest in long term business	**2,351**	2,537	2,503

Note
The long term business policyholders' assets are presented before elimination of balances held between policyholders and shareholders.

Approved by the Board on 7 August 2002.

SUMMARY SHAREHOLDERS' CASH FLOW STATEMENT

	6 Months 2002 (unaudited) £m	6 Months 2001 (unaudited) £m	12 Months 2001 (audited) £m
Net cash inflow/(outflow) from operating activities pre quota share	**308**	(83)	116
Quota share portfolio transfer	**(241)**	-	-
Net cash inflow/(outflow) from operating activities post quota share	**67**	(83)	116
Dividends from associates	**2**	-	24
Servicing of finance	**(30)**	(39)	(78)
Taxation (paid)/refunded	**(30)**	24	80
Capital expenditure	**(25)**	(31)	(98)
Acquisitions and disposals	**(23)**	89	196
Dividends paid on equity shares	**(103)**	(245)	(370)
	(142)	(285)	(130)
Issue of ordinary share capital	**2**	4	14

Investment activities			
(Sales)/purchases of investments	**(145)**	(118)	585
Reduction/(increase) in borrowings	**5**	(163)	(701)
Net investment of cash flows	**(140)**	(281)	(116)

Notes
The cash flow statement does not include any amounts relating to the life business except cash transactions between the life business and shareholders.

EXPLANATORY NOTES

1. Accounting Policies

There have been no significant changes in accounting policy in the six months ended 30 June 2002 except for those noted below.

FRS 19 has been introduced with effect from 1 January 2002. In accordance with FRS 19 the present value of deferred tax has been recognised in respect of all timing differences which have originated but not reversed by the balance sheet date. Prior to 1 January 2002 the Group's accounting policy was to provide for deferred tax which was likely to be payable or recoverable. The prior year comparatives have been restated to comply with FRS 19. The impact of the new policy is to increase the loss on ordinary activities after tax for the six months ended 30 June 2002 by £16m (30 June 2001: reduce loss after tax by £135m and 31 December 2001: reduce loss after tax by £348m). The impact on the Statement of Total Recognised Gains and Losses is to decrease the profit & loss account reserve by £79m, being the effect of recognising the present value of the deferred tax in respect of all timing differences at 31 December 2001.

In the fourth quarter of 2001 the Group changed its accounting policy in respect of discounting. Because of the extremely long settlement pattern of claims such as asbestos, we changed our policy to discount the provisions and related reinsurance recoveries in respect of such claims.

The introduction of discounting applied to the reserves established at 31 December 2000 and consequently the discount unwind resulting has impacted the general business operating result for the six months ended 30 June 2001 by £9m as a prior year adjustment. The full year impact recorded in the fourth quarter of 2001 was £18m.

Earnings per share has been restated from (33.0)p to (24.0)p for the period ended 30 June 2001 and (87.5)p to (63.1)p for the period ended 31 December 2001, due to the above accounting policy changes.

2. Group Operating Result and Profit (Based on Longer Term Investment Return)

The Group operating result (based on LTIR) is the most appropriate measure used internally to recognise the performance of the operations. For general insurance business, this result comprises the underwriting result (excluding changes in equalisation provisions) together with the longer term investment return (see below) on the assets backing both the general business liabilities and the risk based capital required to support these businesses.

The main items excluded from the Group operating result (based on LTIR), but included in the profit on ordinary activities before tax, are the short term investment fluctuations, the change in equalisation provisions, reorganisation costs (including losses on terminated business), amortisation of purchased goodwill (including goodwill in acquired claims provisions and amortisation of purchased value of long term business), dated loan capital interest and profits and losses arising on the disposal of businesses.

The longer term investment return is calculated in accordance with the Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers. The objective of calculating this return is to recognise the total investment return while avoiding the distortions of short term investment market fluctuations.

3. Earnings Per Share

The earnings per share is calculated by reference to the result attributable to the equity shareholders and the weighted average of 1,427,420,545 shares in issue during the period (excluding those held by ESOP trusts). The number of shares in issue at 30 June 2002 was 1,439,943,933.

FRS 10 requires that goodwill arising on acquisition is tested for impairment wherever events or changes in circumstances indicate that its carrying value may not be recoverable in full. Given recent market conditions an appraisal of the overall value of the goodwill balance on the Group's balance sheet has been made resulting in a writedown of £150m relating to our operation in the US. This writedown has been charged to Group operating profit. As goodwill has always been excluded from our risk based capital calculation this does not impact our capital position.

5. Quota Share Reinsurance

A quota share reinsurance agreement with Munich Re took effect from 1 January 2002. This is a one year arrangement, renewable by mutual consent of both parties. The treaty reinsures 10% of the Group's general business written in the UK, US, Denmark, Canada and Australia with some exclusions. The treaty operates on an accident year basis and consequently the Group has paid to Munich Re their share of the opening unearned premium reserve as a portfolio transfer amounting to £309m. The headline statutory net written premium is after deduction of this portfolio transfer. Due to the distortive effect on net written premiums, all class analysis and calculation of combined ratios is prepared before the portfolio impact.

The essence of the agreement is that Munich Re has taken a 10% share of the majority of our written business this year. As a result, we transferred £309m of premiums written last year which will be earned this year, as well as £366m of premiums written in the six months, to them. This reduces our headline premium writings. When the agreement ends, premiums written during the agreement period but to be earned later, will come back to us. That will increase our headline premiums at that point. While the agreement is in force, we will continue to disclose its premium effect so that meaningful comparisons can be made.

6. Year End Results 2001

The results for the year ended 31 December 2001 and the balance sheet at that date, which have been included as comparatives in the six months results, are not statutory accounts. These comparatives, which are unaudited, have been based upon the results and balance sheet reported in the statutory accounts but have been restated to take into account the change of accounting policy in respect of deferred tax set out in note 1 above. A copy of the statutory accounts for that year, on which the auditors' report gave an unqualified opinion and did not contain a statement under Sections 237(2) or 237(3) of the Companies Act 1985, has been delivered to the Registrar of Companies.

FURTHER INFORMATION

A supplementary information pack contains:

- Supplementary information
- Statistical analysis

The full text of the above is available to the public at 30 Berkeley Square, London W1J 6EW and at 1 Leadenhall Street, London EC3V 1PP. The text is also available on our internet site at www.royalsunalliance.com. A live audiocast of the analysts' meeting, including the question and answer session, will be broadcast on the website at 1.00pm and an indexed version will be available shortly after the close of the meeting. Copies of slides presented at the analysts' meeting will separately be available on the site from 2.00pm today.

The results for the nine months to 30 September 2002 will be announced on 7 November 2002.

END

Company Royal & Sun Alliance Ins Group PLC
TIDM RSA
Headline Further re Interim Results
Released 12:33 8 Aug 2002
Number 7275Z

8 August 2002

INTERIM RESULTS 2002

RESULTS : strong overall general insurance results offset investment and UK life decline

- **Group operating result[1] £301m; £367m before £66m additional World Trade Center provision (2001 restated : £366m)**
- **Underwriting result[2] improves by nearly 25%, helping offset lower investment returns**
- **First half combined ratio improves to 103.0%[2] (2001 : 104.3%, 2000 : 107.6%); second quarter achieves 102.1%[2]**
- **Underlying growth of 15% in general insurance premiums, driven by worldwide rate increases**
- **Shareholders' funds £4,129m (2001 restated : £4,691m), net asset value per share[3] 295p (2001 restated : 340p), reflecting investment declines**
- **Interim dividend 4.0p per share**

UK LIFE : review of operations complete

- **Shift in focus of UK business towards general insurance and away from life insurance nears completion**
- **Closing remaining funds to new business; reshaped Life business to focus on existing customers**

CAPITAL RELEASE : near £800m; on track to meet target

- **UK Life actions to free £350m of capital; added to 2002 disposals (£452m of proceeds and £375m of capital) brings Group near target at £725m**
- **Further actions intended to secure capital to fund strong general insurance growth**

1. Based on longer term investment return (LTIR). For more details see note 2 on page 10
2. Excluding World Trade Center charge
3. *Adding back equalisation provisions*

Bob Mendelsohn, Group Chief Executive, Royal & SunAlliance said,

"This is a positive performance in the face of highly volatile investment markets and underlines the continued improvement in our core businesses. The planned release of capital from our UK Life business and from earlier disposals brings us close to achieving our £800m capital target."

Important Disclaimer

This document contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'expects', 'should continue', 'believes', 'anticipates', 'estimated' and 'intends'. The specific forward looking statements cover, among other matters, industry outlook, the timing of our disposal programme, regulatory approval of the release of surplus solvency capital, availability of additional sources of capital, reduction in expenses in the UK Life operations and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; the frequency, severity and development of insured loss events arising out of catastrophes; as well as man made disasters; the availability, pricing and ability to collect reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations; judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the London Stock Exchange. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.

For further information:
Malcolm Gilbert, DL +44 (0)20 7569 6138
Director Communications

BUSINESS OVERVIEW

Group Operating Result*
The Group operating result* was £301m (2001 restated^ : £366m). Excluding the £66m impact of the WTC this matches the result for the first half of 2001.

The Group combined operating ratio on general business for the first half of 2002 (ex WTC) improved to 103.0%, from 104.3% in the first half of 2001, 107.6% in the first half of 2000 and 108.0% in the first half of 1999, reflecting continuing good performances, in particular across our commercial and direct personal lines of business. Including the World Trade Center development, the combined ratio for the first half of 2002 was 104.6%.

Bob Mendelsohn, Group Chief Executive, commented,

"The first half of 2002 sawperiods of extreme volatility in stock markets around the globe. This has been even more marked since the end of June. This has hit the insurance sector in the UK particularly hard, especially the life companies, a large part of whose assets are in equities. Plainly we were not immune to those forces, and the decline in our shareholders' funds to £4,129m from £4,691m at year end is largely a function of investment markets. With the further falls in equities since then, our current estimate of shareholdersfunds, at a FTSE All Share level of 1,975 and a US $ exchange rate of 1.57, is £4,095m or 292p per share. It would have been worse had we not taken the actions that we have over the last few years to reduce the potential effect of market turmoil. We began selling equities in 1998 in both our general and life funds and since then have disposed of some£10bn, of which £4bn was in the general funds, with the proceeds generally invested in fixed income securities and properties or being held in cash.

"Our other major strategic decision of the past few years has been to concentrate on general insurance rather than life insurance. Current trading conditions in major areas of general insurance worldwide continue to be favourable, and I believe we have the opportunity to produce returns on invested capital in these areas well in excess of our targets. The pressures on our industry which produced those conditions, namely the need to recover losses from prior events, to offset the effect of rising claim costs due to the'compensation culture' and to repair balance sheets damaged by the investment markets, do not look likely to diminish in the foreseeable future.

"Most of our general insurance businesses are performing well. Those that are not have aggressive plans for increasing premium rates, for moving away from problem lines of business, or for both.

"Today we announced an increase in our provision for losses from the WTC event of £66m due to developments in the size of business interruption losses reported by insureds. About a quarter of the amount is attributable to actual claims notifications and three quarters to anticipated claims developments. Most of our large exposures are now reserved to policy limits.

"We have seen good rate driven growth in our underlying premium, up 15%, excluding acquisitions. The headline net premium of £4,268m is net of our 10% quota share partnership with Munich Re (see note 5 on page 11), and compares with £4,539m at the half year 2001. The 2001 figure includes premiums from businesses we sold or discontinued later that year.

Capital Position
"We indicated at the beginning of the year that we had a programme of actions in place to release at leas£800m of capital for use in our general insurance business. We have already completed the disposal of three businesses during 2002 and announced the sale of another. Together these will contribute£375m towards our target as well as reducing our capital requirement. Today we are unveiling the outcome of our UK Life review, which we anticipate will release a further £350m. Looking forward we are taking further actions to support the business:

- Moving capital from unprofitable lines of business to those that are profitable
- Disposing of operations which we do not believe can reach their targets
- Considering the renewal of our existing quota share and other reinsurance arrangements
- Continuing to remove risk from the investment portfolio by selling further equities

*See note 2 on page 10

UK Life Review
"Today our UK Life business is announcing a number of significant changes as a result of the completion of our review of the future of that business. Over the last three years we have already taken steps to rationalise this business and increase the emphasis on our general insurance business.

- At the end of 1999 we sold our Tied Agency and Direct Sales force operation
- In January 2000 we ceased the sale of endowment policies
- In December 2001 we closed our with profits funds to new business

- In April 2002 we announced the sale of our Investment Management company
- In June and July 2002 we announced the sale of our Isle of Man and group risk businesses

"The sale of group risk will improve the capital position of our Phoenix subsidiary by both the proceeds received and the solvency capital that it releases. As a result of this the non participating Phoenix fund will contain surplus assets which were previously required for solvency purposes. To release the surplus to the general business we will, subject to regulatory approval, transfer the unit linked business into the non participating Phoenix fund. This will release approximately £250m. The next step in the process, which will release a further£100m of capital, is the reinsurance of part of the embedded value of the remaining UK Life funds, which we expect to finalise before year end.

"Following the disposal of the group risk business, our UK unit linked and Phoenix funds will also close to new business. Existing customers will still be able to make increments to their policies.

"This will lead to a fundamental reshaping of the UK Life business. In its new role as manager of these closed funds it will concentrate on significantly improving efficiency. Both the annual savings and the attendant one off costs will be shared by policyholders and shareholders. We anticipate significant reductions in the expenses of our life operations over the next 18 months with a one off cost of around the same amount as the annual saving. It is regrettable but inevitable that this will involve job losses. Our UK Life business has been in discussions with the unions on the numbers and timing of these. They will release a more detailed press release on this subject later today.

"Our UK Life employees have been under immense pressure while the review has been underway with constant speculation about their future. Throughout it all they have continued to provide consistently good service to their customers and will continue to do so in the future. Their commitment and dedication during difficult times has been commendable.

Other Capital Actions
"The actions that I have already described have put us within reach of our capital release target. However, we recognise that stock market volatility and the current low level of investment markets worldwide mean that we cannot regard our pre announced capital release programme as sufficient to fund all the general insurance growth that we foresee. If markets remain down, and we want to take full advantage of our profitable growth opportunities, we will need to secure more capital. While continuing the capital raising options we have successfully pursued this year, we recognise that further progress in these areas may be insufficient given current market conditions. Accordingly we are actively considering the raising of external capital.

Quarterly Performance
"Our general insurance operations worldwide are, for the most part, producing very strong results and we are seeing good growth in these profitable parts of our business. For example, in the second quarter

- UK commercial net written premiums up 13%, combined ratio 98.0%
- Scandinavia net written premiums up 24%, combined ratio 101.8%
- Australia net written premiums up 18%, combined ratio 93.9%
- New Zealand net written premiums up 100%, combined ratio 91.1%
- Latin America & Caribbean net written premiums up 35%, combined ratio 100.5%

"UK personal lines, some of the US long tail lines and Canada were the major exceptions to this good performance and their underlying premium growth is much lower reflecting the loss of market share arising from the strong rating actions we are taking as a response. These areas accounted for over 50% of the Group underwriting loss and we are taking all necessary actions to improve their results. Within UK personal and Canada there are also areas that did perform well, notably Johnson Corporation in Canada with a COR of 85.0% and travel and health insurances in the UK with a combined COR of 93.0%.

*See note 2 on page 10

"Despite the near 25% improvement in the underlying underwriting result our general business result* is lower than last year reflecting the reduced longer term investment return contribution and reduced capital allocated to this business. Our underlying general business result* continues to benefit from extensive underwriting and claims management actions, such as our UK geographical risk analysis tool, which enables us to underwrite for flood risks on a full postcode basis and will soon enable us to do the same for a wide variety of other perils. This is coupled with the very strong premium rate increases being achieved in most of our markets.

Dividend
"We have announced today a 4.0p dividend. In November 2001 we announced that we would rebase our dividend policy to provide further capital to reinvest in the business. While our long term policy remains unchanged, we have decided it is prudent to review the weighting of payments between the half and full year. The final dividend in any year will, of course, depend on market conditions and the Group's capital requirements at the time.

Looking Ahead
"We continue to focus on achieving a return on capital that exceeds our cost of capital by 4% through leveraging our core competencies of underwriting, and risk and claims management. We are also focusing on improving results through control of our expense base. We are continuing to see substantial upward movement in premium rates in many lines of business. The disposal and capital release programme that we have already announced will release nearly £800m of capital and there are further disposal actions in train, which will help us to take advantage of the encouraging environment in the general insurance market. We continuously monitor our projected capital position, taking into account the frequent changes in investment and insurance market conditions and have a range of alternative actions available to us in the event that markets remain at their current low levels."

OPERATIONS REVIEW

General Business Result*
The general business result* is a profit of£232m (2001 restated^ : profit £335m). The restatement of 2001 is as a consequence of the unwind of the discount in long tail claims (see note 1 on page 10). While the underwriting result, before the £66m charge for WTC, has improved by £54m, the investment return has declined as a result of our decision to reduce the general insurance capital requirement to 40% of net written premium and to assume a lower proportion of funds are invested in equities. The corollary is that the charge for the shortfall of capital, reflected in the 'other activities' line, also reduces. This negative effect on the general insurance result of£71m, masks the real improvement in underwriting, ex WTC. The effect on the return on risk based capital is neutral.

Our direct operations, particularly AAMI and AAI in Australia, have produced very strong results in the first half of 2002. In the UK, MORE TH>N continues to perform well, although this is partly offset by the marketing costs of building the new brand. Our intermediated personal lines of business have, overall, had a disappointing quarter. This has been particularly true of Canadian auto, although other broker motor accounts are also facing stiff pricing competition. We are also seeing a worldwide deterioration in bodily injury claims.

UK commercial had an excellent quarter and rating continues to be very positive. In the US, commercial property and packages operations are showing strong profit as a consequence of the significant rate increases that are being achieved. Rates for commercial property lines are continuing to increase worldwide. US liability lines continue to be the focus of remedial actions. US personal lines are performing very well and produced an underwriting profit both for the quarter and for the first half of the year. InScandinavia, both commercial and personal lines have had a particularly strong second quarter producing sub 102% combined ratios.

Life Business Result
The life business result of £104m is broadly in line with 2001. The improvement in our Australian life operations, followed strong underwriting action and rating in the risk account. This was offset by the reduction in the UK Life profit contribution to reflect the lower anticipated investment values at the end of the year. The Americas result is unchanged, despite the disposal of our life company in Canada at the end of June 2001, as Chile continues to perform well.

*See note 2 on page 10

Other Activities Result

The analysis of the other activities result is as follows:

	6 Months 2002 (unaudited) £m	6 Months 2001 (unaudited) £m
Development expenses	**(8)**	(13)
Other non insurance	**-**	-
Non insurance activities	**(8)**	(13)
Associates	**3**	4
Central expenses	**(18)**	(19)
Investment expenses	**(14)**	(13)
Loan interest	**(36)**	(16)
Balance of LTIR	**38**	(14)
Other activities result	**(35)**	(71)

The other activities result includes a surplus of£38m in respect of the balance of LTIR. This comprises a number of items, including a surplus representing the excess of actual equities held over those assumed in the risk based capital calculation, offset by a charge in respect of the shortfall between actual capital deployed in the general insurance business and the Group's risk based capital target of 40%. The surplus is a transitional effect which will apply until such time as we have completed our equity disposal programme.

Other Profit & Loss Movements
The largest item affecting the difference between Group operating result* and profit before tax (PBT) is short term investment fluctuations. UK accounting rules require us to reflect in PBT the full market value movement in our investment portfolio. This volatility can distort each quarter's PBT and is one of the main reasons that we use Group operating result based on the longer term investment return as our primary measure of performance. Short term investment fluctuations were a charge of £371m reflecting the poor investment market conditions during the first half.

A writedown of goodwill of £150m has been made following an appraisal of carrying value in respect of our US operations. See note 4 on page 10.

Other movements in the consolidated profit & loss account comprise amortisation of goodwill and present value of acquired in force business of £55m, charges in respect of interest on dated loan capital of£26m, the change in equalisation provisions of £9m, reorganisation costs and other items of £9m.

We now make full provision for deferred tax on a discounted basis. The underlying rate of tax on the Group operating result* is 32% (2001 : 30%).

After a tax credit of £28m and eliminating minority interests of £16m, the loss for the period attributable to shareholders was £275m (2001 restated^ : loss of £336m).

Movement in Total Capital
Total capital has decreased from £5,874m at 31 December 2001 (as adjusted for deferred tax- see note 1 on page 10) to £5,316m at 30 June 2002. The movement includes the after tax loss attributable to shareholders of £275m, ordinary dividend of £57m, preference dividend of £5m, a reduction in embedded value of £185m, an exchange movement of £42m and a decrease in minority interests of £1m. These were offset by an increase in share capital and premium of £2m. During the first half of 2002 dated loan capital has increased due to foreign exchange movements of £5m.

As announced in the first quarter, the UK embedded value has been reduced by £100m in respect of a provision to take account of the consequences of the closure of the two with profits life funds last December and the Phoenix and unit linked funds whose closure is announced today. To date this provision has not been utilised.

Net Asset Value Per Share
The net asset value per share, after adding back claims equalisation provisions, decreased to 295p (31 December 2001 restated^ : 340p). Assuming a level for the FTSE All Share of 1,975 and a US $ exchange rate of 1.57, and taking credit for the disposals now completed, this figure would be 292p.

Interim Dividend
The directors have declared an interim ordinary dividend of 4.0p per share. The dividend will be payable on 29 November 2002 to shareholders registered at the close of business on 25 October 2002. Shareholders will be offered a dividend reinvestment plan.

^ See note 1 on page 10.
* See note 2 on page 10.

CONSOLIDATED PROFIT & LOSS ACCOUNT

	6 Months 2002 (unaudited) £m	Restated 6 Months 2001 (unaudited) £m	Restated 12 Months 2001 (unaudited) £m
General business net premiums written	**4,268**	4,539	8,813
Life business net premiums written	**1,142**	1,570	2,899
General business result	**232**	335	(11)
Life business result	**104**	102	186
Other activities	**(35)**	(71)	(159)
GROUP OPERATING RESULT (based on longer term investment return) *	**301**	366	16
Amortisation of goodwill	**(35)**	(29)	(58)
Goodwill writedown	**(150)**	-	-
Amortisation of goodwill in acquired claims provisions	**(13)**	(19)	(37)
Amortisation of present value of acquired in force business	**(7)**	(6)	(13)
Interest on dated loan capital	**(26)**	(28)	(58)
Claims equalisation provisions	**(9)**	(30)	(46)
Reorganisation costs and other items	**(9)**	(46)	(97)
Group operating profit/(loss) (based on longer term investment return) *	**52**	208	(293)
Short term investment fluctuations	**(371)**	(503)	(845)
Loss on ordinary activities before exceptional items and tax	**(319)**	(295)	(1,138)
Loss on disposal of subsidiaries	**-**	(128)	(109)
Loss on ordinary activities before tax	**(319)**	(423)	(1,247)
Tax on Group operating result (based on longer term investment return) *	**(96)**	(108)	(5)
Tax on other movements	**124**	191	358
Loss on ordinary activities after tax	**(291)**	(340)	(894)
Attributable to equity minority interests	**16**	4	5

Attributable to equity minority interests	**16**	4	5
Loss for the financial year attributable to shareholders	**(275)**	(336)	(889)
Cost of preference dividend	**(5)**	(5)	(9)
Cost of ordinary dividend	**(57)**	(126)	(227)
Transfer from retained profits	**(337)**	(467)	(1,125)
Group operating earnings after tax per ordinary share (based on longer term investment return) *	**12.1p**	15.6p	(4.1)p
Earnings per ordinary share	**(19.6)p**	(24.0)p	(63.1)p
Diluted earnings per ordinary share	**(19.6)p**	(24.0)p	(63.1)p

* See Note 2 on Page 10.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	6 Months 2002 (unaudited) £m	Restated 6 Months 2001 (unaudited) £m	Restated 12 Months 2001 (unaudited) £m
Loss for the financial year attributable to shareholders	**(275)**	(336)	(889)
Movement in the value of long term business	**(185)**	(183)	(333)
Exchange	**(42)**	123	(69)
Total shareholders' consolidated recognised losses arising in the period	**(502)**	(396)	(1,291)
Prior year adjustment	**(79)**		
Total shareholders' consolidated recognised losses since 31 December 2001	**(581)**		

MOVEMENTS IN SHAREHOLDERS' FUNDS

	6 Months 2002 (unaudited) £m	Restated 6 Months 2001 (unaudited) £m	Restated 12 Months 2001 (unaudited) £m
Shareholders' funds at 1 January	**4,770**	6,463	6,463
Prior year adjustment	**(79)**	(427)	(427)
Shareholders' funds at 1 January (as restated)	**4,691**	6,036	6,036
Share capital issued and increase in share premium	**2**	4	14
Total shareholders' recognised losses	**(502)**	(396)	(1,291)
Goodwill written back	**-**	150	168
Dividends	**(62)**	(131)	(236)
Shareholders' funds at 30 June / 31 December	**4,129**	5,663	4,691

SUMMARY CONSOLIDATED BALANCE SHEET

		30 June 2002 (unaudited) £m	Restated 30 June 2001 (unaudited) £m	Restated 31 December 2001 (unaudited) £m
ASSETS				
Intangible assets		**902**	1,116	1,086
Investments				
Land and buildings		**528**	505	521
Interests in associated undertakings		**178**	297	233
Other financial investments	- equities/unit trusts	**2,816**	4,411	3,448
	- fixed interest	**10,402**	9,637	10,063
	- other	**1,597**	926	1,605
		15,521	15,776	15,870
Value of long term business		**1,146**	1,512	1,335
Total investments		**16,667**	17,288	17,205
Reinsurers' share of technical provisions		**5,340**	4,433	5,010
Debtors		**5,998**	5,466	5,932
Other assets		**918**	826	684
Prepayments and accrued income		**1,339**	1,386	1,285
Long term business policyholders' assets		**35,530**	38,820	36,216
Total assets		**66,694**	69,335	67,418
LIABILITIES				
Shareholders' funds		**4,129**	5,663	4,691
Equity minority interests in subsidiaries		**398**	409	399
Dated loan capital		**789**	790	784
Total capital, reserves and dated loan capital		**5,316**	6,862	5,874
Technical provisions		**20,776**	19,398	20,455
Equalisation provisions		**340**	313	331
Borrowings		**1,079**	547	1,081
Other liabilities		**3,653**	3,395	3,461
Long term business policyholders' liabilities		**35,530**	38,820	36,216
Total liabilities		**66,694**	69,335	67,418
Shareholders' interest in long term business		**2,351**	2,537	2,503

Note
The long term business policyholders' assets are presented before elimination of balances held between policyholders and shareholders.

Approved by the Board on 7 August 2002.

SUMMARY SHAREHOLDERS' CASH FLOW STATEMENT

	6 Months 2002 (unaudited) £m	6 Months 2001 (unaudited) £m	12 Months 2001 (audited) £m
Net cash inflow/(outflow) from operating activities pre quota share	**308**	(83)	116
Quota share portfolio transfer	**(241)**	-	-
Net cash inflow/(outflow) from operating activities post quota share	**67**	(83)	116
Dividends from associates	**2**	-	24
Servicing of finance	**(30)**	(39)	(78)
Taxation (paid)/refunded	**(30)**	24	80
Capital expenditure	**(25)**	(31)	(98)
Acquisitions and disposals	**(23)**	89	196
Dividends paid on equity shares	**(103)**	(245)	(370)
	(142)	(285)	(130)
Issue of ordinary share capital	**2**	4	14
Cash flow (pre investment)	**(140)**	(281)	(116)
Investment activities			
(Sales)/purchases of investments	**(145)**	(118)	585
Reduction/(increase) in borrowings	**5**	(163)	(701)
Net investment of cash flows	**(140)**	(281)	(116)

Notes
The cash flow statement does not include any amounts relating to the life business except cash transactions between the life business and shareholders.

EXPLANATORY NOTES

1. Accounting Policies

There have been no significant changes in accounting policy in the six months ended 30 June 2002 except for those noted below.

FRS 19 has been introduced with effect from 1 January 2002. In accordance with FRS 19 the present value of deferred tax has been recognised in respect of all timing differences which have originated but not reversed by the balance sheet date. Prior to 1 January 2002 the Group's accounting policy was to provide for deferred tax which was likely to be payable or recoverable. The prior year comparatives have been restated to comply with FRS 19. The impact of the new policy is to increase the loss on ordinary activities after tax for the six months ended 30 June 2002 by £16m (30 June 2001: reduce loss after tax by£135m and 31 December 2001: reduce loss after tax by £348m). The impact on the Statement of Total Recognised Gains and Losses is to decrease the profit & loss account reserve by £79m, being the effect of recognising the present value of the deferred tax in respect of all timing differences at 31 December 2001.

In the fourth quarter of 2001 the Group changed its accounting policy in respect of discounting. Because of the extremely long settlement pattern of claims such as asbestos, we changed our policy to discount the provisions and related reinsurance recoveries in respect of such claims.

The introduction of discounting applied to the reserves established at 31 December 2000 and consequently the discount unwind resulting has impacted the general business operating result for the six months ended 30 June 2001 by £9m as a prior year adjustment. The full year impact recorded in the fourth quarter of 2001 was £18m.

Earnings per share has been restated from (33.0)p to (24.0)p for the period ended 30 June 2001 and (87.5)p to (63.1)p for the period ended 31 December 2001, due to the above accounting policy changes.

2. Group Operating Result and Profit (Based on Longer Term Investment Return)

The Group operating result (based on LTIR) is the most appropriate measure used internally to recognise the performance of the operations. For general insurance business, this result comprises the underwriting result (excluding changes in equalisation provisions) together with the longer term investment return (see below) on the assets backing both the general business liabilities and the risk based capital required to support these businesses.

The main items excluded from the Group operating result (based on LTIR), but included in the profit on ordinary activities before tax, are the short term investment fluctuations, the change in equalisation provisions, reorganisation costs (including losses on terminated business), amortisation of purchased goodwill (including goodwill in acquired claims provisions and amortisation of purchased value of long term business), dated loan capital interest and profits and losses arising on the disposal of businesses.

The longer term investment return is calculated in accordance with the Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers. The objective of calculating this return is to recognise the total investment return while avoiding the distortions of short term investment market fluctuations.

3. Earnings Per Share

The earnings per share is calculated by reference to the result attributable to the equity shareholders and the weighted average of 1,427,420,545 shares in issue during the period (excluding those held by ESOP trusts). The number of shares in issue at 30 June 2002 was 1,439,943,933.

4. Goodwill

FRS 10 requires that goodwill arising on acquisition is tested for impairment wherever events or changes in circumstances indicate that its carrying value may not be recoverable in full. Given recent market conditions an appraisal of the overall value of the goodwill balance on the Group's balance sheet has been made resulting in a writedown of £150m relating to our operation in the US. This writedown has been charged to Group operating profit. As goodwill has always been excluded from our risk based capital calculation this does not impact our capital position.

5. Quota Share Reinsurance

A quota share reinsurance agreement with Munich Re took effect from 1 January 2002. This is a one year arrangement, renewable by mutual consent of both parties. The treaty reinsures 10% of the Group's general business written in the UK, US, Denmark, Canada and Australia with some exclusions. The treaty operates on an accident year basis and consequently the Group has paid to Munich Re their share of the opening unearned premium reserve as a portfolio transfer amounting to£309m. The headline statutory net written premium is after deduction of this portfolio transfer. Due to the distortive effect on net written premiums, all class analysis and calculation of combined ratios is prepared before the portfolio impact.

The essence of the agreement is that Munich Re has taken a 10% share of the majority of our written business this year. As a result, we transferred£309m of premiums written last year which will be earned this year, as well as £366m of premiums written in the six months, to them. This reduces our headline premium writings. When the agreement ends, premiums written during the agreement period but to be earned later, will come back to us. That will increase our headline premiums at that point. While the agreement is in force, we will continue to disclose its premium effect so that meaningful comparisons can be made.

6. Estimation Techniques, Uncertainties, Commitments And Contingencies (FRS 18)

The following is an update of the matters discussed in note 46 to the Annual Report & Accounts 2001 pursuant to FRS 18.

World Trade Center
The estimated cost of the insurance losses associated with the tragic terrorist action of September 11, net of expected reinsurance recoveries, is £275m. This is an unprecedented event, which still has many unresolved issues in respect of both the gross loss and the consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of claims, including business interruption losses. Most major exposures have now been reserved to policy limits. The estimate continues to be based on the assumption that the industry position, that the destruction of the World Trade Center towers constitutes one event rather than two, is correct. However, this is subject to litigation in the Unites States and, as a consequence, there is uncertainty as to the eventual decision. The final cost may be different from the current estimate due to the uncertainties outlined above.

UK Regulation
Effective in November 2001, the Financial Services Authority (FSA) assumed overall responsibility for regulating the financial serviced business in the UK, including insurance. The Group and its UK insurance subsidiaries regularly hold discussions with the FSA covering a wide variety of issues some of which are applicable to the industry and some to individual companies within the Group. Some issues including potential misselling of regulated life products, treatment of life guaranteed annuity options, the implementation of the EU Groups Directive and its interrelationship with the overall capital position of the Group may have financial consequences. Such financial consequences could include the provisions of financial support for subsidiaries, changes in the calculation of policyholder liabilities, and possible penalties imposed by the FSA for breaches of its rules by subsidiaries. It is not possible to reliably estimate the extent or probability of these outcomes. Based on the information currently available the Group does not believe that it is probable that any financial consequences will be material to its financial position as a whole.

Contingent Loan Finance
The solvency of the UK Life funds is sensitive to changes in investment conditions. Arrangements have been put in place in respect of both the UK with profit life funds whereby the shareholders can provide them with loan finance. Such loan finance, which is interest bearing, is repayable by the with profits funds provided their statutory solvency exceeds a preset level of £50m each. At 30 June 2002 the loan finance advanced to the life funds was

repayable in full.

Other
The Group, in common with the insurance industry in general, is subject to litigation in the normal course of its business. Management does not believe that any pending or threatened litigation or dispute will have a material adverse effect on its financial position, although there can be no assurance that losses resulting from any pending or threatened litigation or dispute will not materially affect the Group's result of operations or cash flows for any period.

Following the decision to cease renewing existing business in the Group's US based Financial Enhancement unit, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools, primarily truck driving schools in the US. In June and July 2002, a US subsidiary filed lawsuits seeking, among other things, rescission of these policies in response to a systematic pattern of fraud, misrepresentation and cover up by various parties.

As the lawsuits seek rescission of the policies, all financial accounting entries associated with the transactions have now been reversed. In the event the lawsuits do not result in complete rescission of all applicable credit risk insurance policies, any losses on the student loan portfolio, which has a face amount of approximately $600m, will be reduced by reinsurance, recoveries from the original borrowers on the defaulted loans and any remaining reserves established under the loan programmes. Any losses may be further offset by recoveries from other third parties. The ultimate outcome of the suit is necessarily uncertain. However, based on our current knowledge of the circumstances and the range of other actions available to the Group to manage any insurance exposure, management believes that these credit risk insurance policies will not have a material adverse effect on the financial position of the Group. Nevertheless, there can be no guarantee that the above mentioned factors, including the outcome of the lawsuit, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrowers under the loan programme and/or the transactions reserves for defaults will be resolved in favour of the Group.

In July 2002, MBIA Insurance Corporation and Wells Fargo Bank Minnesota, NA, filed suit against the US subsidiary seeking to enforce the credit risk insurance policies that the US subsidiary previously sued to rescind and a claim for a punitive damages. MBIA insures eight securitisations that were collateralised by the student loans and Wells Fargo is the trustee. We intend to vigorously defend this lawsuit.

7. Year End Results 2001

The results for the year ended 31 December 2001 and the balance sheet at that date, which have been included as comparatives in the six months results, are not statutory accounts. These comparatives, which are unaudited, have been based upon the results and balance sheet reported in the statutory accounts but have been restated to take into account the change of accounting policy in respect of deferred tax set out in note 1 above. A copy of the statutory accounts for that year, on which the auditors'report gave an unqualified opinion and did not contain a statement under Sections 237(2) or 237(3) of the Companies Act 1985, has been delivered to the Registrar of Companies.

FURTHER INFORMATION

A supplementary information pack contains:

- Supplementary information
- Statistical analysis

The full text of the above is available to the public at 30 Berkeley Square, London W1J 6EW and at 1 Leadenhall Street, London EC3V 1PP. The text is also available on our internet site at www.royalsunalliance.com. A live audiocast of the analysts' meeting, including the question and answer session, will be broadcast on the website at 1.00pm and an indexed version will be available shortly after the close of the meeting. Copies of slides presented at the analysts' meeting will separately be available on the site from 2.00pm today.

The results for the nine months to 30 September 2002 will be announced on 7 November 2002.

INDEPENDENT REVIEW REPORT

Introduction

We have been instructed by the Company to review the financial information which comprises the Consolidated Profit and Loss Account, the Statement of Total Recognised Gains and Losses, the Movements in Shareholders' Funds, the Summary Consolidated Balance Sheet, the Summary Consolidated Shareholders' Cash Flow Statement and the related notes including the Accounting Policies. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

PricewaterhouseCoopers
Chartered Accountants
Southwark Towers, London
7 August 2002

END

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Full Text Announcement

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Dividend Declaration
Released	11:00 8 Aug 2002
Number	7181Z

Royal & Sun Alliance Insurance Group plc

7.375% Cumulative Irredeemable Preference Shares of £1 each

The preferential dividend at the rate of 3.6875% in respect of the six months ended 30 September 2002 will be paid on 1 October 2002 in accordance with the terms of issue to holders of preference shares on the register at the close of business on 30 August 2002. The ex-dividend date will consequently be 28 August 2002.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 12 August 2002

By: (Signature)*

Name: J V Miller
Title: Director Financial Control & Group Company Secretary

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* Print the name and title of the signing officer under his signature.